1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                     Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                     No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

FOR IMMEDIATE RELEASE

1Q07 Quarterly Management Report April 26, 2007
CONTACT
Elizabeth Sun / Harrison Hsueh
Julie Wei
Investor Relations Division
TSMC
invest@tsmc.com
886-3-568-2085/2088/ 2086
Topics in This Report
•	Revenue Analysis

•	Capacity

•	Profit & Expense Analysis

•	Financial Condition Review

•	Cash Flow & CapEx

•	Recap of Recent Important Events & Announcements
Operating Results Review:

Summary:

(Amounts are on consolidated basis and are in
NT$ billion except noted otherwise)	1Q07	4Q06	1Q06	QoQ	YoY
EPS (NT$ per com. shr.)	0.73	1.08	1.26	(32.5%)	(42.3%)
(US$ per ADR unit)	0.11	0.16	0.20

Consolidated Net Sales	64.90	74.96	77.85	(13.4%)	(16.6%)
Gross Profit	24.61	34.45	37.73	(28.6%)	(34.8%)
Gross Margin	37.9%	46.0%	48.5%
Operating Expense	(6.73)	(7.05)	(6.82)	(4.4%)	(1.3%)
Non-Operating Items*	2.19	2.10	3.62	4.3%	(39.5%)
Net Income	18.84	27.91	32.61	(32.5%)	(42.2%)
Net Profit Margin	29.0%	37.2%	41.9%

Wafer Shipment (kpcs 8 inch-equiv.)	1,566	1,718	1,738	(8.9%)	(9.9%)

*	1Q06 non-operating items include cumulative effect of changes in accounting principle.
Remarks:
The first quarter diluted earnings per share were NT$0.73, representing a 42.3% decrease over the same period last year and a 32.5% sequential decline from the previous quarter. The consolidated operating results of 1Q07 are summarized below:
First quarter net sales were NT$65 billion, down 16.6% from NT$78 billion in first quarter 2006 and down 13.4% from NT$75 billion in fourth quarter 2006.
Gross profit for 1Q07 was NT$24.6 billion, representing a year-over-year decrease of 34.8% and a quarter-over-quarter decline of 28.6%. Gross margin was 37.9% in the first quarter 2007, down from 46% in the previous quarter.
Operating expenses were NT$6.7 billion or 10.4% of the net sales. The combined result from non-operating income and long-term investments was a gain of NT$2.2 billion.
Consolidated net income attributable to shareholders of the parent company was NT$18.8 billion, down 42.2% over the same period last year and down 32.5% from the previous quarter. Net profit margin was 29% in first quarter 2007.

TSMC
April 26, 2007	Page 2
I. Revenue Analysis
I. Wafer Sales Analysis

By Application	1Q07	4Q06	1Q06
Computer	29%	32%	37%
Communication	42%	42%	39%
Consumer	16%	16%	18%
Industrial/Others	9%	7%	5%
Memory	4%	3%	1%

By Technology	1Q07	4Q06	1Q06
N90-	23%	23%	20%
0.11/0.13um	26%	25%	29%
0.15/0.18um	30%	33%	32%
0.25/0.35um	15%	14%	14%
0.50um+	6%	5%	5%

By Customer Type	1Q07	4Q06	1Q06
Fabless/System	70%	72%	74%
IDM	30%	28%	26%

By Geography	1Q07	4Q06	1Q06
North America	77%	78%	78%
Asia Pacific	11%	11%	11%
Europe	7%	7%	7%
Japan	5%	4%	4%
Revenue Analysis:
First quarter business was affected by inventory correction and seasonality, but consolidated net sales exceeded the high end of the guidance slightly to reach NT$64.9 billion, mainly due to better than expected exchange rates and an increase in revenues from our subsidiaries.
On a sequential basis, revenues from all three applications declined. Revenues from computer, communications and consumer applications declined by 21%, 15% and 12%, respectively.
Revenues from 65nm and 90nm accounted for about 23% of total wafer sales, flat from the fourth quarter 2006. Revenues from advanced technologies (0.13-micron and below) accounted for 49% of total wafer sales, up one percentage point from the previous quarter.
Revenues from IDM customers accounted for 30% of total wafer sales during the quarter, compared to 28% in the previous quarter.
Geographically, revenues from North America accounted for 77% of total wafer sales. Meanwhile, sales from Asia Pacific, Europe and Japan accounted for 11%, 7% and 5% of wafer sales, respectively.

TSMC
April 26, 2007	Page 3
II. Capacity
II. Capacity

		1Q07	2Q07	3Q07	4Q07	2007
Fab / (Wafer size)		(A)	(F)	(F)	(F)	(F)
Fab-2	(6")[1]	257	257	273	273	1,060
Fab-3	(8")	259	262	267	269	1,057
Fab-5	(8")	144	155	163	166	627
Fab-6	(8")	245	255	274	279	1,053
Fab-7	(8")	0	0	0	0	0
Fab-8	(8")	239	239	260	265	1,004
Fab-12	(12")[2]	169	180	205	221	775
Fab-14	(12")[2]	103	113	154	176	546
WaferTech	(8")	104	105	106	106	419
TSMC (Shanghai)	(8")	90	94	98	101	383
TSMC total capacity (8" equiv. Kpcs)		1,836	1,913	2,128	2,232	8,109
SSMC	(8")	53	55	56	61	226
Total managed capacity (8" equiv. Kpcs)		1,890	1,968	2,184	2,293	8,335

Note:	1. Figues represent number of 6” wafers. Conversion to 8"-equivalent wafers is by dividing this number by 1.78

2. Figues represent number of 12” wafers. Conversion to 8"-equivalent wafers is by multiplying this number by 2.25
Capacity :
Total TSMC managed capacity was 1,890K 8-inch equivalent wafers in 1Q07, 1% lower than the 1,912K 8-inch equivalent wafers in 4Q06, largely due to fewer working days and scheduled annual maintenance for some of the TSMC fabs.
TSMC managed capacity in 2Q07 will increase by 4% to reach 1,968K 8-inch equivalent wafers.
Total managed capacity for year 2007 is expected to be 8,335K 8-inch equivalent wafers, up 18% from 7,062K 8-inch equivalent wafers in year 2006.
III. Profit & Expense Analysis
III — 1. Gross Profit Analysis

(Amount: NT$ billion)	1Q07	4Q06	1Q06
COGS	40.3	40.5	40.1

Depreciation	18.5	18.2	16.2
Other MFG Cost	21.8	22.3	23.9

Gross Profit	24.6	34.5	37.7

Gross Margin	37.9%	46.0%	48.5%
Gross Profit Analysis:
Consolidated gross profit for the first quarter 2007 was NT$24.6 billion, or 37.9% of net sales, down from a gross profit of NT$34.5 billion, or 46% of net sales, in the previous quarter. The gross margin declined by 8.1 percentage points largely due to lower capacity utilization, lower average selling price, an increase in depreciation expenses, and a lower provision for sales returns in 4Q06.

TSMC
April 26, 2007	Page 4
III — 2. Operating Expenses

(Amount: NT$ billion)	1Q07	4Q06	1Q06
Total Operating Exp.	6.73	7.05	6.82
SG&A	2.79	2.92	2.98
Research & Development	3.94	4.13	3.84

*	Certain prior period amounts have been reclassified to conform with the current period presentation.
Operating Expenses:
Total operating expenses for 1Q07 were NT$6.7 billion, compared to NT$7.1 billion in fourth quarter 2006. Total operating expenses represented 10.4% of net sales, compared to 9.4% for the previous quarter.
Research and development expenditures decreased by NT$193 million sequentially, mainly due to a reduction in 65nm related expenditures as we entered into volume production for 65nm process node.
SG&A expenses were NT$2.8 billion, compared to NT$2.9 billion in fourth quarter 2006.
III — 3. Non-Operating Items

(Amount: NT$ million)	1Q07	4Q06	1Q06
Non-Operating Income/(Exp.)	1,830	1,713	1,417
Net Interest Income/(Exp.)	1,162	1,030	775
Other Non-Operating	668	683	642

L-T Investments	361	388	600
SSMC	70	59	462
Others	291	329	138

Total Non-Operating Items	2,191	2,101	2,017
Non-Operating Items:
Combined result from non-operating income and long-term investments was a gain of NT$2.2 billion for first quarter 2007.
Non-operating income totaled NT$1.8 billion during the first quarter 2007, compared to an income of NT$1.7 billion in the previous quarter. Higher non-operating income was mainly due to an increase in interest income.
Net investment income was NT$361 million in first quarter 2007, compared to an income of NT$388 million in 4Q06.

TSMC
April 26, 2007	Page 5
IV. Financial Condition Review
IV — 1. Liquidity Analysis
(Selected Balance Sheet Items)

(Amount: NT$ billion)	1Q07	4Q06	1Q06
Cash & Marketable Securities	217.4	195.1	192.3
Accounts Receivable — Trade	33.1	31.6	38.0
Inventory	22.3	21.4	18.4
Total Current Assets	286.1	260.3	259.3
Accounts Payable	19.2	20.6	22.4
Current Portion of Bonds Payable	4.5	7.0	2.5
Accrued Liabilities and Others	21.4	19.3	16.0
Total Current Liabilities	45.1	46.9	40.9
Current Ratio (x)	6.3	5.6	6.3
Net Working Capital	241.0	213.5	218.4
Liquidity Analysis:
Total cash and marketable securities increased by NT$22 billion in the first quarter 2007, mainly due to the free cash flows generated during the quarter. As a result, TSMC ended the quarter with NT$286.1 billion in total current assets, compared to NT$260.3 billion at the end of the previous quarter.
Total current liabilities were NT$45.1 billion at the end of the first quarter 2007, compared to NT$46.9 billion at the end of the previous quarter. The decrease was mainly due to the repayment of NT$2.5 billion in bonds payable.
As a result, net working capital increased to NT$241 billion and current ratio improved to 6.3.
IV — 2. Receivable/Inventory Days

	1Q07	4Q06	1Q06
Days of Receivable	47	43	46
Days of Inventory	52	50	44
Receivable/Inventory Days Trend:
Days of receivable were 47 days in 1Q07, compared to 43 days in the previous quarter.
Days of inventory increased by 2 days to reach 52 days.
IV — 3. Debt Service

(Amount: NT$ billion)	1Q07	4Q06	1Q06
Cash & Marketable Securities	217.4	195.1	192.3
Interest-Bearing Debt	26.2	27.6	27.2
Net Cash Reserves	191.2	167.5	165.1
Debt Service:
As a result of the free cash flows generated during the quarter, net cash reserves — defined as the excess of cash and short-term marketable securities over interest-bearing debt — increased by NT$23.7 billion to reach NT$191.2 billion in 1Q07.

TSMC
April 26, 2007	Page 6
V. Cash Flow & CapEx
V — 1. Consolidated Cash Flow Analysis

(Amount: NT$ billion)	1Q07	4Q06	1Q06
Net Income	18.8	27.9	32.6
Depreciation & Amortization	20.3	19.7	17.7
Other Op Sources/(Uses)	(1.0)	5.4	(1.4)
Total Op Sources/(Uses)	38.1	53.0	48.9

Capital Expenditure	(14.0)	(17.6)	(11.5)
Marketable Financial Instruments	3.5	(6.7)	(12.8)
Other Investing Sources/(Uses)	(2.9)	(4.1)	0.2
Net Investing Sources/(Uses)	(13.4)	(28.4)	(24.1)

Repayment of Bonds Payable	(2.5)	0.0	0.0
Other Financing Sources/(Uses)	(0.3)	0.8	0.1

Net Financing Sources/(Uses)	(2.8)	0.8	0.1

Net Cash Position Changes	21.9	25.4	24.9

Exchange Rate Changes & Others	0.6	(0.5)	(0.2)

Ending Cash Balance	140.3	117.8	121.3
Summary of Consolidated Cash Flow:
During first quarter 2007, TSMC generated NT$38 billion in cash from operating activities, mainly from net income of NT$18.8 billion and depreciation & amortization of NT$20.3 billion.
Net cash used in investment activities totaled NT$13.4 billion, mainly due to capital expenditures of NT$14 billion.
Net cash used in financing activities was NT$2.8 billion during the quarter, mainly for the repayment of NT$2.5 billion in bonds payable.
As a result, TSMC ended the quarter with a cash balance of NT$140.3 billion, NT$22.4 billion higher than in 4Q06.
V — 2. Consolidated Operating and Free Cash Flows
Consolidated Operating and Free Cash Flows:
TSMC continues to generate strong operating cash flows and free cash flows. Cash flows generated from operating activities were NT$38 billion, down from NT$53 billion generated in 4Q06. Free cash flows, defined as the excess of operating cash flows over capital expenditures, totaled NT$24.2 billion in 1Q07, compared to NT$35.4 billion generated in the previous quarter, mainly due to lower operating cash flows in 1Q07.
V — 3. Capital Expenditures

(In US$ Million)	4Q06	1Q07
TSMC	561	419
TSMC Subsidiaries	10	5
Total TSMC	571	424
Capital Expenditures:
Capital expenditures for TSMC consolidated group totaled US$424 million during the quarter. Most of the spending was for the purchase of 12-inch production equipment.
For year 2007, total capital expenditures for TSMC consolidated group is expected to be in the range of US$2.6 billion to US$2.8 billion, unchanged from our previous guidance provided in January 2007.

TSMC
April 26, 2007	Page 7
VI. Recap of Recent Important Events & Announcements
•	TSMC 45nm Design Ecosystem In Place (2007/04/09)

•	TSMC Expects to Enter 45nm Production in September (2007/04/09)

•	TSMC Board Approves Conversion of Philips’ TSMC Common Shares to ADSs (2007/04/02)

•	TSMC Announces 55nm Process Technology Readiness (2007/03/27)

•	Philips and TSMC Announce Joint Plan to Facilitate Orderly Exit by Philips from TSMC Shareholding (2007/03/09)

•	TSMC Achieves 65 Nanometer Embedded DRAM Milestone (2007/03/06)

•	TSMC Board Proposes Distribution of NT$3.0 Cash and 0.5% Stock Per Share (2007/02/06)

•	TSMC Opens Office in India (2007/02/05)

*	Please visit TSMC’s Web site (http://www.tsmc.com) for details about these and other announcements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Consolidated Condensed Balance Sheets
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	March 31, 2007 (unaudited)			December 31, 2006 (Audited)		March 31, 2006 (unaudited)		QoQ		YoY
	USD	NTD	%	NTD	%	NTD	%	Amount	%	Amount	%
ASSETS
Current Assets
Cash and Cash Equivalents	$4,239	$140,274	23.0	$117,837	20.1	$121,251	21.8	$22,437	19.0	$19,023	15.7
Investments in Marketable Financial Instruments	2,330	77,096	12.7	77,242	13.1	71,006	12.8	(146)	-0.2	6,090	8.6
Accounts Receivable — Trade	1,000	33,094	5.4	31,589	5.4	38,012	6.8	1,505	4.8	(4,918)	-12.9
Inventories, Net	673	22,259	3.7	21,431	3.6	18,409	3.3	828	3.9	3,850	20.9
Other Current Assets	404	13,356	2.2	12,218	2.1	10,572	2.0	1,138	9.3	2,784	26.3

Total Current Assets	8,646	286,079	47.0	260,317	44.3	259,250	46.7	25,762	9.9	26,829	10.3

Long-Term Investments	1,577	52,185	8.6	53,895	9.2	34,726	6.3	(1,710)	-3.2	17,459	50.3
Property, Plant and Equipment	22,188	734,182	120.6	717,132	122.1	655,396	118.0	17,050	2.4	78,786	12.0
Less: Accumulated Depreciation	(14,622)	(483,834)	-79.5	(463,038)	-78.8	(413,852)	-74.5	(20,796)	4.5	(69,982)	16.9

Property, Plant and Equipment, Net	7,566	250,348	41.1	254,094	43.3	241,544	43.5	(3,746)	-1.5	8,804	3.6

Other Assets	609	20,159	3.3	19,179	3.2	19,772	3.5	980	5.1	387	2.0

Total Assets	$18,398	$608,771	100.0	$587,485	100.0	$555,292	100.0	$21,286	3.6	$53,479	9.6

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-Term Bank Loans	$2	$79	0.0	$—	—	$—	—	$79	—	$79	—
Accounts Payables	306	10,129	1.7	9,802	1.7	10,687	1.9	327	3.3	(558)	-5.2
Payables to Contractors and Equipment Suppliers	275	9,094	1.5	10,769	1.8	11,680	2.1	(1,675)	-15.6	(2,586)	-22.1
Accrued Expenses and Other Current Liabilities	639	21,101	3.4	19,286	3.3	15,996	2.9	1,815	9.4	5,105	31.9
Current Portion of Bonds Payable and Long-Term liabilities	142	4,714	0.8	7,004	1.2	2,505	0.5	(2,290)	-32.7	2,209	88.1

Total Current Liabilities	1,364	45,117	7.4	46,861	8.0	40,868	7.4	(1,744)	-3.7	4,249	10.4

Bonds Payable	378	12,500	2.1	12,500	2.1	17,000	3.1	—	0.0	(4,500)	-26.5
Other Long-Term Liabilities	586	19,415	3.2	18,986	3.2	18,813	3.3	429	2.3	602	3.2

Total Liabilities	2,328	77,032	12.7	78,347	13.3	76,681	13.8	(1,315)	-1.7	351	0.5

Shareholders’ Equity Attributable to Shareholders of the Parent
Capital Stock	7,807	258,330	42.4	258,297	44.0	247,331	44.5	33	0.0	10,999	4.4
Capital Surplus	1,639	54,231	8.9	54,107	9.2	57,208	10.3	124	0.2	(2,977)	-5.2
Retained Earnings	6,527	215,963	35.5	197,125	33.6	175,378	31.6	18,838	9.6	40,585	23.1
Treasury Stock	(28)	(918)	-0.2	(918)	-0.2	(918)	-0.2	—	0.0	—	—
Others	31	1,020	0.2	(630)	-0.1	(1,066)	-0.1	1,650	-261.9	2,086	-195.7

Total Equity Attributable to Shareholders of the Parent	15,976	528,626	86.8	507,981	86.5	477,933	86.1	20,645	4.1	50,693	10.6
Minority Interest	94	3,113	0.5	1,157	0.2	678	0.1	1,956	169.1	2,435	359.4

Total Shareholders’ Equity	16,070	531,739	87.3	509,138	86.7	478,611	86.2	22,601	4.4	53,128	11.1

Total Liabilities & Shareholders’ Equity	$18,398	$608,771	100.0	$587,485	100.0	$555,292	100.0	$21,286	3.6	$53,479	9.6

Note : (1) Amounts in New Taiwan dollars have been translated into U.S. dollars at the rate of NT$33.089 as of March 31, 2007.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Consolidated Condensed Income Statements
For the Three Months Ended March 31, 2007, December 31, 2006, and March 31, 2006
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”) (1)
Except for Per Share Amounts and Shares Outstanding)

	Q1 2007			Q4 2006		Q1 2006		QoQ			YoY
	USD	NTD	%	NTD	%	NTD	%	Amount		%	Amount		%
Net Sales	$1,973	$64,897	100.0	$74,963	100.0	$77,850	100.0		$(10,066)	-13.4		$(12,953)	-16.6
Cost of Sales	(1,225)	(40,287)	-62.1	(40,510)	-54.0	(40,123)	-51.5		223	-0.6		(164)	0.4

Gross Profit	748	24,610	37.9	34,453	46.0	37,727	48.5		(9,843)	-28.6		(13,117)	-34.8

Operating Expenses
Research and Development Expenses (4)	(120)	(3,942)	-6.1	(4,135)	-5.5	(3,840)	-4.9		193	-4.6		(102)	2.7
General and Administrative Expenses (4)	(58)	(1,902)	-2.9	(2,117)	-2.8	(1,864)	-2.4		215	-10.2		(38)	2.0
Sales and Marketing Expenses (4)	(26)	(889)	-1.4	(794)	-1.1	(1,121)	-1.4		(95)	11.9		232	-20.7

Total Operating Expenses	(204)	(6,733)	-10.4	(7,046)	-9.4	(6,825)	-8.8		313	-4.4		92	-1.3

Income from Operations	544	17,877	27.5	27,407	36.6	30,902	39.7		(9,530)	-34.8		(13,025)	-42.1

Non-Operating Income, Net	55	1,830	2.8	1,713	2.3	1,417	1.8		117	6.9		413	29.2
Investment Gains	11	361	0.6	388	0.5	600	0.8		(27)	-7.1		(239)	-39.9

Income before Income Tax	610	20,068	30.9	29,508	39.4	32,919	42.3		(9,440)	-32.0		(12,851)	-39.0
Income Tax (Expenses) Benefits	(33)	(1,107)	-1.7	(1,494)	-2.0	(1,855)	-2.4		387	-25.9		748	-40.3

Net Income Before Cumulative Effect of Changes in Accounting Principles	577	18,961	29.2	28,014	37.4	31,064	39.9		(9,053)	-32.3		(12,103)	-39.0
Cumulative Effect of Changes in Accounting Principles (Net of Tax)	—	—	—	—	—	1,607	2.1		—	—		(1,607)	-100.0

Net Income	577	18,961	29.2	28,014	37.4	32,671	42.0		(9,053)	-32.3		(13,710)	-42.0
Minority Interest	(4)	(122)	-0.2	(102)	-0.2	(64)	-0.1		(20)	18.9		(58)	91.1

Net Income Attributable to Shareholders of the Parent	573	18,839	29.0	27,912	37.2	32,607	41.9		(9,073)	-32.5		(13,768)	-42.2

Earnings per Share — Diluted	$0.02	$0.73		$1.08		$1.26		-$	0.35	-32.5	-$	0.53	-42.3

Earnings per ADR — Diluted (2)	$0.11	$3.65		$5.41		$6.32		-$	1.76	-32.5	-$	2.67	-42.3

Weighted Average Outstanding Shares – Diluted (‘M) (3)		25,820		25,815		25,805

Note:

(1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD32.888 for the first quarter of 2007.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total diluted weighted average outstanding shares were 25,805M shares for 1Q06 after the retroactive adjustments for stock dividends and stock bonus.

(4)	Certain prior period balances have been reclassified to conform to the current period presentation.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
Consolidated Condensed Statements of Cash Flows
For the Three Months Ended March 31, 2007, December 31, 2006, and March 31, 2006
(Expressed in Millions of New Taiwan Dollars (“NTD”) and U.S. Dollars (“USD”)) (1)

	1Q 2007		4Q 2006	1Q 2006
	(Unaudited)		(Unaudited)	(Unaudited)
	USD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	$573	$18,839	$27,912	$32,607
Net Income Attributable to Minority Interest	4	122	103	64
Depreciation & Amortization	616	20,251	19,682	17,734
Deferred Income Tax	(30)	(972)	7	(609)
Equity in Earnings of Equity Method Investees, Net	(11)	(361)	(388)	(600)
Changes in Working Capital & Others	8	265	5,698	(282)

Net Cash Provided by Operating Activities	1,160	38,144	53,014	48,914

Cash Flows from Investing Activities:
Acquisitions:
Marketable Financial Instruments	(480)	(15,796)	(38,210)	(32,731)
Investments Accounted for Using Equity Method	—	—	(2,433)	—
Property, Plant and Equipment	(424)	(13,959)	(17,580)	(11,510)
Financial Assets Carried at Cost	(6)	(212)	(16)	(122)
Proceeds from Disposal or maturity of:
Marketable Financial Instruments	586	19,259	31,539	19,931
Investments Accounted for Using Equity Method	—	—	—	—
Property, Plant and Equipment	—	1	54	462
Financial Assets Carried at Cost	—	14	21	—
Others	(84)	(2,717)	(1,750)	(142)

Net Cash Used In Investing Activities	(408)	(13,410)	(28,375)	(24,112)

Cash Flows from Financing Activities:
Increase (Decrease) in Guarantee Deposits	(12)	(388)	133	322
Proceeds from Exercise of Stock Options	4	122	152	117
Bonus Paid to Directors and Supervisors	—	—	—	—
Repayment of Long-Term Bonds Payable	(76)	(2,500)	—	—
Cash Dividends Paid for Common Stock	—	—	—	—
Cash Bonus Paid to Employees	—	—	—	—
Others	(1)	(28)	480	(323)

Net Cash (Used in) Provided by Financing Activities	(85)	(2,794)	765	116

Net Increase in Cash and Cash Equivalents	667	21,940	25,404	24,918

Effect of Exchange Rate Changes and Others	15	497	(470)	(151)

Cash and Cash Equivalents at Beginning of Period	3,583	117,837	92,903	96,484

Cash and Cash Equivalents at End of Period	$4,265	$140,274	$117,837	$121,251

Note: (1)	Amounts in New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD32.888 for the three months ended March 31, 2007.

Proprietary

TSMC

2007 First Quarter Results
Investor Conference

April 26, 2007

© 2007 TSMC, Ltd

The Proven Path to Success℠

TSMC 2007 First Quarter Results Investor Conference April 26, 2007

Proprietary

Agenda

- Welcome
- 2007 1Q Consolidated Financial Results
- Q&A

P. 2 © 2007 TSMC, Ltd
The Proven Path to Success℠

Agenda Welcome 2007 1Q Consolidated Financial Results Q&A

Safe Harbor Notice TSMC's statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") on April 20, 2007 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Proprietary

1Q'07 Result Highlights

(In NT$ Billion)	1Q07	4Q06	1Q06
Net Sales	64.90	74.96	77.85
Net Income (1)	18.84	27.91	32.61
EPS - Diluted (NT$)	0.73	1.08	1.26
Total Assets	608.77	587.49	555.29
Total Liabilities	77.03	78.35	76.68
Shareholders' Equity	531.74	509.14	478.61
Shipment (Kpcs, 8"-equiv. Wafer)	1,566	1,718	1,738
ROE (%) (2)	14.5%	22.6%	28.2%

P. 4 © 2007 TSMC, Ltd

The Proven Path to Success SM

Net Income attributable to shareholders of the parent company Annualized ROE for the quarter based on average equity attributable to shareholders of the parent 1Q'07 Result Highlights

Income Statements

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(In NT$ Billion)	1Q07	4Q06	1Q06	QoQ	YoY
Net Sales	64.90	74.96	77.85	-13.4%	-16.6%
COGS	(40.29)	(40.51)	(40.12)	-0.6%	0.4%
Gross Profit	24.61	34.45	37.73	-28.6%	-34.8%
Gross Margin	*37.9%*	*46.0%*	*48.5%*		
Operating Expense	(6.73)	(7.05)	(6.82)	-4.4%	-1.3%
Operating Income	17.88	27.40	30.91	-34.8%	-42.1%
Operating Margin	*27.5%*	*36.6%*	*39.7%*		
Non-operating Income/(Expense)	2.19	2.10	2.01	4.3%	8.6%
Income before Tax	20.07	29.50	32.92	-32.0%	-39.0%
Income Tax Benefit/(Expense)	(1.11)	(1.49)	(1.86)	-25.9%	-40.3%
Change in Accounting Principles	0.00	0.00	1.61	-	-
Minority Interest	(0.12)	(0.10)	(0.06)	18.9%	91.1%
Net Income(1)	18.84	27.91	32.61	-32.5%	-42.2%
Net Margin	*29.0%*	*37.2%*	*41.9%*		
EPS - Diluted (NT$)	0.73	1.08	1.26	-32.5%	-42.3%

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© 2007 TSMC, Ltd
The Proven Path to Success℠

Income Statements Net Income attributable to shareholders of the parent company

Balance Sheets & Key Indices

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Selected Items from Balance Sheets (In NT$ Billion)	1Q07 Amount	1Q07 %	4Q06 Amount	4Q06 %	1Q06 Amount	1Q06 %
Cash & Marketable Securities	217.4	35.7%	195.1	33.2%	192.3	34.6%
Accounts Receivable - Trade	33.1	5.4%	31.6	5.4%	38.0	6.8%
Inventory	22.3	3.7%	21.4	3.6%	18.4	3.3%
Current Assets	286.1	47.0%	260.3	44.3%	259.3	46.7%
Long-Term Investment	52.2	8.6%	53.9	9.2%	34.7	6.3%
Net PP&E	250.3	41.1%	254.1	43.3%	241.5	43.5%
Total Assets	**608.8**	**100.0%**	**587.5**	**100.0%**	**555.3**	**100.0%**
Accounts Payable	19.2	3.2%	20.6	3.5%	22.4	4.0%
Current Portion of Bonds Payable	4.5	0.7%	7.0	1.2%	2.5	0.5%
Accrued Liabilities and Others	21.4	3.5%	19.3	3.3%	16.0	2.9%
Current Liabilities	**45.1**	**7.4%**	**46.9**	**8.0%**	**40.9**	**7.4%**
Long-Term Interest-bearing Debt	**21.4**	**3.5%**	**20.6**	**3.5%**	**24.7**	**4.4%**
Total Liabilities	**77.0**	**12.7%**	**78.3**	**13.3%**	**76.7**	**13.8%**
Total Equity	**531.7**	**87.3%**	**509.1**	**86.7%**	**478.6**	**86.2%**

Key Indices

	1Q07	4Q06	1Q06
A/R Turnover Days	**47**	**43**	**46**
Inventory Turnover Days	**52**	**50**	**44**
Current Ratio (x)	**6.3**	**5.6**	**6.3**
Net Working Capital	**241.0**	**213.5**	**218.4**

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The Proven Path to Success SM

Balance Sheets & Key Indices

Cash Flows

Note: 1 Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is by dividing this number by 1.78. 2 Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is by multiplying this number by 2.25. Installed Capacity

Capital Expenditures

Proprietary

(In US$ Million)	**1Q07**
TSMC	419
TSMC Subsidiaries	5
TSMC Consolidated	**424**

* 1Q07 CapEx was based on the weighted average exchange rate of NT$32.888 per US dollar.

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© 2007 TSMC, Ltd
The Proven Path to Success℠

Capital Expenditures 2007 CapEx to be in the range of US$2.6-2.8 billion

Sales Breakdown by Technology

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0.50um+
0.25/0.35um
0.15/0.18um
0.11/0.13um
90nm
100%
75%
50%
25%
0%
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
2
41
34
17
6
10
33
35
16
6
17
32
32
14
5
20
29
32
14
5
24
25
32
14
5
24
25
33
13
5
23
25
33
14
5
23
26
30
15
6

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© 2007 TSMC, Ltd
The Proven Path to Success℠

Sales Breakdown by Technology

Sales Breakdown by Application

Computer
Comm.
Consumer
Memory
Others
100%
75%
50%
25%
0%
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
6
1
18
37
38
5
1
23
41
30
5
1
21
41
32
5
1
18
39
37
5
1
20
44
30
5
2
20
45
28
7
3
16
42
32
9
4
16
42
29

P. 11 ©2007 TSMC, Ltd

The Proven Path to Success℠

Sales Breakdown by Application

Sales Breakdown by Geography

N. America
Asia
Europe
Japan
100%
75%
50%
25%
0%
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07
77
9
8
6
75
11
9
5
77
11
8
4
78
11
7
4
77
10
9
4
78
10
8
4
78
11
7
4
77
11
7
5

P. 12 ©2007 TSMC, Ltd

The Proven Path to Success[SM]

Proprietary

Note: This chart does not reflect the actual shipment destination of sales. Sales Breakdown by Geography

Sales Breakdown by Customer

Fabless/System
IDM
100%
75%
50%
25%
0%
26
29
28
26
28
29
28
30
74
71
72
74
72
71
72
70
2Q05
3Q05
4Q05
1Q06
2Q06
3Q06
4Q06
1Q07

P. 13 ©2007 TSMC, Ltd

The Proven Path to Success℠

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Sales Breakdown by Customer

2Q'07 Guidance

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P. 14 © 2007 TSMC, Ltd
The Proven Path to Success℠

2Q'07 Guidance Revenue is expected to be between NT$73 billion and NT$75 billion Gross profit margin is expected to be between 42% and 44%; Operating profit margin is expected to be between 32% and 34%.

Recap of Recent Major Events TSMC 45nm Design Ecosystem In Place (2007/04/09) TSMC Expects to Enter 45nm Production in September (2007/04/09) TSMC Board Approves Conversion of Philips' TSMC Common Shares to ADSs (2007/04/02) TSMC Announces 55nm Process Technology Readiness (2007/03/27) Philips and TSMC Announce Joint Plan to Facilitate Orderly Exit by Philips from TSMC Shareholding (2007/03/09) TSMC Achieves 65 Nanometer Embedded DRAM Milestone (2007/03/06) TSMC Board Proposes Distribution of NT$3.0 Cash and 0.5% Stock Per Share (2007/02/06) TSMC Opens Office in India (2007/02/05) * Please visit TSMC's Web site (http://www.tsmc.com) for details and other announcements.

Proprietary

http://www.tsmc.com

invest@tsmc.com

© 2007 TSMC, Ltd

The Proven Path to Success℠

http://www.tsmc.com invest@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 26, 2007	By	/s/ Lora Ho

Lora Ho
Vice President & Chief Financial Officer